                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                               (Amendment No. 5)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                                 -----------------
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                      485 Underhill Boulevard, Suite 205,
                  Syosset, New York 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 27, 1999
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.197779101

================================================================================

    1   Name of Reporting Person                                  David M. Knott
        S.S. or I.R.S. Identification No. of above Person        SS# ###-##-####
--------------------------------------------------------------------------------

    2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

    3   SEC Use Only
--------------------------------------------------------------------------------

    4   Source of Funds*
                                                                          PF, OO
--------------------------------------------------------------------------------

    5   Check Box if Disclosure of Legal Proceeding is Required

        Pursuant to Items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

    6   Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------

    Number of                     7     Sole Voting Power          1,301,128
    Shares                   ---------------------------------------------------
    Beneficially                  8     Shared Voting Power           96,100
    Owned by                 ---------------------------------------------------
    Each                          9     Sole Dispositive Power     1,301,128
    Reporting                ---------------------------------------------------
    Person                        10    Shared Dispositive Power      96,700
    With
--------------------------------------------------------------------------------

    11  Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          1,397,828
--------------------------------------------------------------------------------

    12  Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]
--------------------------------------------------------------------------------

    13  Percent of Class Represented by Amount in Row (11)                 4.8 %
--------------------------------------------------------------------------------

    14  Type of Reporting Person*                                             IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

================================================================================

    1   Name of Reporting Person                            Knott Partners, L.P.
        S.S. or I.R.S. Identification No. of above Person        TIN# 11-2835793
--------------------------------------------------------------------------------

    2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

    3   SEC Use Only
--------------------------------------------------------------------------------

    4   Source of Funds*
                                                                              WC
--------------------------------------------------------------------------------

    5   Check Box if Disclosure of Legal Proceeding is Required

        Pursuant to Items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

    6   Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------

    Number of                     7     Sole Voting Power            801,008
    Shares                   ---------------------------------------------------
    Beneficially                  8     Shared Voting Power
    Owned by                 ---------------------------------------------------
    Each                          9     Sole Dispositive Power       801,008
    Reporting                ---------------------------------------------------
    Person                        10    Shared Dispositive Power
    With
--------------------------------------------------------------------------------

    11  Aggregate Amount Beneficially Owned by Each
         Reporting Person                                            801,008
--------------------------------------------------------------------------------

    12  Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]
--------------------------------------------------------------------------------

    13  Percent of Class Represented by Amount in Row (11)                 2.8 %
--------------------------------------------------------------------------------

    14  Type of Reporting Person*                                             PN
================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

================================================================================

    1   Name of Reporting Person                   Dorset Management Corporation
        S.S. or I.R.S. Identification
         No. of above Person                                     TIN# 11-2873658
--------------------------------------------------------------------------------

    2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

    3   SEC Use Only
--------------------------------------------------------------------------------

    4   Source of Funds*
                                                                              OO
--------------------------------------------------------------------------------

    5   Check Box if Disclosure of Legal Proceeding is Required

        Pursuant to Items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

    6   Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------

    Number of                     7     Sole Voting Power            448,000
    Shares                   ---------------------------------------------------
    Beneficially                  8     Shared Voting Power           96,100
    Owned by                 ---------------------------------------------------
    Each                          9     Sole Dispositive Power       448,000
    Reporting                ---------------------------------------------------
    Person                        10    Shared Dispositive Power      96,100
    With
--------------------------------------------------------------------------------

    11  Aggregate Amount Beneficially Owned by Each
         Reporting Person                                            544,100
--------------------------------------------------------------------------------

    12  Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]
--------------------------------------------------------------------------------

    13  Percent of Class Represented by Amount in Row (11)                 1.9 %
--------------------------------------------------------------------------------

    14  Type of Reporting Person*                                             CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

================================================================================

    1   Name of Reporting Person                Matterhorn Offshore Fund Limited
        S.S. or I.R.S. Identification No. of above Person                    N/A
--------------------------------------------------------------------------------

    2   Check the Appropriate Box if a Member of a Group*                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

    3   SEC Use Only
--------------------------------------------------------------------------------

    4   Source of Funds*
                                                                              WC
--------------------------------------------------------------------------------

    5   Check Box if Disclosure of Legal Proceeding is Required

        Pursuant to Items 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------

    6   Citizenship or Place of Organization              British Virgin Islands
--------------------------------------------------------------------------------

    Number of                     7     Sole Voting Power
    Shares                   ---------------------------------------------------
    Beneficially                  8     Shared Voting Power           96,100
    Owned by                 ---------------------------------------------------
    Each                          9     Sole Dispositive Power
    Reporting                ---------------------------------------------------
    Person                        10    Shared Dispositive Power      96,100
    With
--------------------------------------------------------------------------------

    11  Aggregate Amount Beneficially Owned by Each
         Reporting Person                                             96,100
--------------------------------------------------------------------------------

    12  Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [ ]
--------------------------------------------------------------------------------

    13  Percent of Class Represented by Amount in Row (11)                 0.3 %
--------------------------------------------------------------------------------

    14  Type of Reporting Person*                                             CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

          Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, the "Reporting Persons").

Item 2.  Identity and Background

          The final two (2) paragraphs of Item 2 are amended to read in full as follows:

          This filing is made, although the Reporting Persons are not, either individually or collectively, the beneficial owners of more than 5% of the Company's shares, to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that any of the Reporting Persons and/or other Signing Stockholders (as defined in Item 6) might be deemed to be members of a "group" collectively owning more than 5% of the Company's shares, because they have entered into the Agreement described in Item 6.

          The filing of any Schedule 13D and amendments thereto does not constitute an admission that any of the Reporting Persons is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by the other Signing Stockholders.

Item 3.  Source and Amount of Funds or Other Consideration

          The second paragraph of Item 3 is amended to read in full as follows:

          The aggregate amount of consideration used by Mr. Knott and the other Reporting Persons in making such acquisitions, net of the proceeds of their sales of Common Stock, was $12,553,868. This reflects all purchases of securities convertible into Common Stock and warrants to purchase Common Stock and all purchases and sales of Common Stock made by the Reporting Persons, including those purchases made more than 60 days from the date of this filing. The aforementioned sources and amount of funds are more particularly set forth below:

                SOURCE                                               AMOUNT
----------------------------------------                          ------------

David M. Knott (includes his IRA)                                  $   611,914

Mrs. David M. Knott (includes her IRA)                                 127,822

Knott Partners, L.P.                                                 6,466,827

Matterhorn Offshore Fund Limited                                       761,019

The Common Fund                                                      3,047,561

GAM Knott Hedge Investments, Inc.                                    1,011,319

Trinkaus Optima US Equities                                            504,813

Leonard & Margaret Frierman                                             22,593
                                                                   -----------

     TOTAL                                                         $12,553,868
                                                                   ===========


Item 4.  Purpose of Transaction

          Item 4 is hereby amended to read in full as follows:

          The acquisition of the Common Stock by Mr. Knott and the other Reporting Persons was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management or any other change in the Company's business, corporate structure or capitalization.

          Following conversations concerning the Company's performance with Messrs. James J. Apostolakis and Anthony R. Campbell and others, including members of the Company's management, efforts to participate on or otherwise change the Company's board of directors or management and/or changes in the Company's business strategy began to be pursued. During the latter part of summer, 1998, conversations were held with the Company's senior management regarding immediate steps to address shareholder concerns over the collapse of the Company's stock price and the perceived ineffectiveness of management. These conversations were unproductive and on October 2, 1998, the Committee to Improve Shareholder Value of Columbia Laboratories (the "Committee"), comprised of Messrs. Knott, Apostolakis and Campbell, and Messrs. David Ray, Bernard Marden and Christopher Castroviejo, issued a letter to the Board of Directors of the Company, and each Director individually, to call their urgent attention to these matters (Exhibit 1 in Item 7).

          Following discussions with the Committee and others over an extended period of time, and reflecting the evolution of an understanding regarding the future composition of the Board and certain related matters, on December 14, 1998, the Company announced that it planned to restructure its Board of Directors to include three new outside directors, including Mr. Apostolakis, and that it planned to hold its annual shareholders meeting in New York City on January 28, 1999. Upon the completion of the Agreement (as defined in Item 6) the Committee was discontinued and the Reporting Persons are no longer pursuing the matters discussed above with the other Committee members.

Item 5.   Interest in Securities of the Company

          Item 5 is hereby amended to read in full as follows:

          (a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 1,397,828 shares of Common Stock, which represents 4.8% of all outstanding Common Stock and includes all of the shares beneficially owned or deemed to be beneficially owned by the persons named below in this Paragraph
(a).

          Pursuant to Rule 13d-3, the Partnership may be deemed to own beneficially 801,008 shares of Common Stock, which represents 2.8% of all outstanding Common Stock.

          Pursuant to Rule 13d-3, Dorset may be deemed to own beneficially 544,100 shares of Common Stock, which represents 1.9% of all outstanding Common Stock and includes all of the shares beneficially owned by Matterhorn.

               Matterhorn beneficially owns 96,100 shares of Common Stock, which represents 0.3% of all outstanding Common Stock.

          The beneficial ownership of Common Stock by the Reporting Persons reported above includes shares of Common Stock underlying shares of the Company's Series C Convertible Preferred Stock, par value, $.01 per share ("Preferred Stock"), and warrants to purchase shares of Common Stock ("Warrants"), as more particularly described below.

          Each of Mr. Knott, the Partnership, Dorset and Matterhorn disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. Mr. Knott disclaims beneficial ownership of the securities beneficially owned by Mrs. Knott. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Reporting Persons.

          (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 52,120 shares of Common Stock (inclusive of 32,000 shares purchasable upon conversion of 112 shares of Preferred Stock and 3,920 shares purchasable upon exercise of Warrants) held in his and his IRA's accounts and
(2) 801,008 shares of Common Stock (inclusive of 339,428 shares purchasable upon conversion of 1,188 shares of Preferred Stock and 41,580 shares purchasable upon exercise of Warrants) held in the Partnership's account, and (ii) shares with the account owner the power to dispose of (but not to vote) 600 shares of Common Stock held by the account of Mrs. Knott's IRA.

          As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 448,000 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 96,100 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 96,100 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by the Reporting Persons since the most recent filing on Schedule 13D is described on Schedule 1 annexed hereto. Except as indicated on Schedule 1, all such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 1,397,828 shares of Common Stock which may be deemed to be beneficially owned by Mr. Knott, all but the 52,120 shares deemed to be beneficially owned and held in his and his IRA's accounts are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

          Item 6 is hereby amended to read in full as follows:

          The understanding referred to in Item 4 was reflected in a definitive agreement (the "Agreement") entered into among the Company, two members of senior management, Messrs. William J. Bologna and Norman M. Meier (the "Management Group"), and the Partnership and Messrs. Knott, Apostolakis, Campbell, Ray and Marden (the "Signing Stockholders").


          Pursuant to the Agreement (Exhibit 2 in Item 7), the Company has agreed to take certain actions with respect to the nomination of directors to the Board of Directors, the composition of committees of the Board of Directors and certain other matters during the period from the date of the Agreement until immediately preceding the Company's 2000 Annual Meeting of Stockholders or December 31, 2000, if sooner (the "Term"). In addition, the Signing Stockholders have agreed that they will not engage in certain stockholder actions during the Term and will vote their Common Stock consistent with the terms of the Agreement, as more fully described below. Pursuant to the Agreement, the Board of Directors will initially consist of eight persons, five persons designated by the Company (referred to as the"Incumbent Designees") and three persons designated by the Signing Stockholders (referred to as the "New Designees"). The Incumbent Designees nominated at the Annual Meeting were Messrs. Bologna and Meier and Mr. Robert C. Strauss and Drs. Dominique de Ziegler and Jean Carvais, and the New Designees nominated were Mr. Apostolakis and Drs. Denis M. O'Donnell and Selwyn P. Oskowitz. The Company has also agreed to use its best efforts to nominate each of the Incumbent Designees and the New Designees for election to the Board of Directors at the Company's 1999 Annual Meeting of Stockholders (the "1999 Meeting"), to recommend to its stockholders that the each of these designees be elected to the Board of Directors and to effectuate their election to the Board of Directors.

          Under the Agreement, the Company may increase the Board by one member to include an additional person separately disclosed to Mr. Apostolakis in writing by letter dated the date of the Agreement. In addition, the Company agreed to further increase the Board by an additional member if the Signing Stockholders designate a fourth person within a specified time period after the date of the Agreement, which person is subject to the approval of a majority of the Incumbent Designees, such approval not to be unreasonably withheld. The Company has agreed not to otherwise change the size of the Board of Directors without the consent of a majority of the New Designees.

          If, however, the aggregate number of shares of the Company's Common Stock beneficially owned by the Signing Stockholders: (a) falls below 9% of the shares of Common Stock issued and outstanding as of December 10, 1998, the Signing Stockholders will have the right to designate only two (2) persons for nomination to the Board of Directors at the next annual meeting of stockholders;
(b) falls below 6% of the shares of Common Stock issued and outstanding as of December 10, 1998, the Signing Stockholders will have the right to designate only one (1) person for nomination to the Board of Directors at the next annual meeting of stockholders; and (c) falls below 5% of the shares of Common Stock issued and outstanding as of December 10, 1998, the Signing Stockholders will not have the right to designate any persons for nomination to the Board of Directors at the next annual meeting of stockholders. The number of persons which the Signing Stockholders have the right to designate pursuant to clause
(a) and clause (b) above will be increased by one (1) person if the Company has increased the size of the Board to include the person designated as the additional designee by the Signing Stockholders.

          Even if the Signing Stockholders' share ownership falls below 5% of the outstanding shares of Common Stock, the Company will continue to nominate Mr. Apostolakis to serve on the Board at the 1999 Meeting as long as Mr. Apostolakis (and any entities as to which he has claimed beneficial ownership in his current Schedule 13D) beneficially owns at least 80% of the number of outstanding shares of Common Stock reported as beneficially owned by him in Amendment No. 3 to his Schedule 13D at all times during the Term.

          Should a vacancy arise on the Board of Directors, the vacancy will be filled by the group which originally designated for nomination the person who has ceased to be a director. If, however, a vacancy is created because one of the New Designees resigns at a time when the Signing Stockholders have lost the right to designate one or more persons to the Board of Directors at the 1999 Meeting because their ownership of Common Stock has decreased as provided above, the Incumbent Designees will elect a person to fill the vacancy caused by such resignation.

          Notwithstanding the above, if Mr. Strauss resigns from the Board of Directors at any time when the Company's additional designee is on the Board of Directors or the Signing Stockholders' additional designee is not on the Board of Directors, no action will be taken to replace Mr. Strauss, and the number of members of the Board of Directors will be reduced by one member.

If, however, Mr. Strauss resigns from the Board of Directors at any time when the Company's additional designee is not a member of the Board of Directors and the Signing Stockholders' additional designee is on the Board of Directors, a vote of the majority of the entire Board of Directors will be required to fill the vacancy caused by Mr. Strauss's resignation, and thereafter the same vote will be required to approve and elect any successor to the person so elected to replace Mr. Strauss, or any of such person's immediate or subsequent successors.

          The Signing Stockholders have agreed they will vote (a) in favor of the election of the Incumbent Designees to the Board of Directors at the 1998 Annual Meeting and the 1999 Meeting, and any other persons nominated and recommended by the Board of Directors of the Company in any other election of directors and (b) in a manner consistent with the recommendation of the Board of Directors with respect to any other matter brought before stockholders of the Company (whether at a meeting or by written consent) other than a vote with respect to a business combination, sale, lease or exchange of property and assets, recapitalization, authorization or issuance of securities or dissolution involving the Company.

          In addition, for a period of twelve (12) months following the succession to office of the New Designees, the Signing Stockholders will not take any action to remove or seek the removal of Mr. Bologna as Chairman of the Board of Directors or Mr. Meier as President and Chief Executive Officer. The Signing Stockholders have also agreed that they will not (a) participate in any proxy contests or in any other 13D group, (b) except as contemplated by the Agreement, make any proposal or bring any business before any meeting of stockholders, or (c) call or seek to call any special meeting of stockholders.

          The Company has agreed that during the Term, the Audit Committee and the Compensation Committee will each consist of one of the Incumbent Designees, Mr. Apostolakis and Mr. Strauss (or his successor). During the Term, there will be no executive committee of the Board of Directors or other committee to which the Board of Directors may otherwise delegate all or any substantial portion of its authority.

          Effective at the 1998 Annual Meeting, the By-Laws of the Company were to be amended and restated to provide that (a) a supermajority (75%) vote of the whole Board is required to elect anyone other than Mr. Bologna as Chairman and Mr. Meier as President and/or Chief Executive Officer until after the Company's 2000 Annual Meeting of Stockholders, (b) a supermajority (75%) vote of the whole Board is required to remove the Chairman or President for cause and a supermajority (66.7%) vote of the whole Board is required to remove the Chairman or President without cause, (c) not less than six (6) regular board meetings are to be called by the Chairman or President annually, and (d) no executive or similar committee will be formed.

          The Company also agreed to pay up to $60,000 of the Signing Stockholders' reasonable and documented legal fees and expenses incurred in connection with the negotiation of the Agreement not later than five (5) months after the date of the Agreement.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ David M. Knott
                                   --------------------------------------------
                                             DAVID M. KNOTT



                                   KNOTT PARTNERS, L.P.


                                   By: /s/ David M. Knott
                                   --------------------------------------------
                                       David M. Knott, General Partner



                                   DORSET MANAGEMENT CORPORATION


                                   By: /s/ David M. Knott
                                   --------------------------------------------
                                       David M. Knott, President


                                   MATTERHORN OFFSHORE FUND LIMITED

                                   By: Inter Caribbean Services, Ltd.,
                                        Sole Director


                                   By: /s/ Wiekert Weber
                                   --------------------------------------------
                                       Wiekert Weber, Attorney-in-Fact

Dated:    February 4, 1999

                                  Schedule 1


Transaction       Person Named in                                               Number     Price per
   Date           Item 5, Paragraph (a)          Transaction Type              of Shares   Share ($)
-------------     ---------------------       ----------------------          -----------  ----------
1/27/99           Mr. Knott              Direct Purchase from the Company      32,000 /1/    3.50

                                                                                3,920 /2/     /2/

1/27/99           Mr. Knott/Partnership  Direct Purchase from the Company     339,428 /1/    3.50

                                                                               41,580 /2/     /2/

----------------------

        /1/  Shares of Common Stock into which Preferred Stock is convertible.

        /2/  Shares purchasable upon exercise of Warrants at $3.50 per share